FILED VIA EDGAR

August 9, 2006

Tia L. Jenkins
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
Mail Stop 3561
Washington, DC 20549

RE: ProtoKinetix, Inc. (the “Company”)
Form 10-KSB for Fiscal Year Ended December 31, 2005 Filed April 13, 2006
Form 10-QSB for Fiscal Quarter Ended March 31, 2006 Filed May 22, 2006
File No. 0-32917

Dear Ms. Jenkins:

Please allow this to respond to your letter dated July 12, 2006. In accordance with your request, we have revised the Company’s above referenced reports as follows:

Form 10-KSB for Fiscal Year Ended December 31, 2005:

Recent Sales of Unregistered Securities

We have revised the described transactions to agree to the amounts, dates and description of the transactions in the statement of stockholder’s equity.

Management’s Discussion and Analysis

Expenses

We have revised this section to clarify the nature and amount of the major components of the expenses.

Item 8A. Controls and Procedures

We have revised to clarify the disclosure to comply with Act Rule 13a-15(e).

Financial Statements

Note 2 - Intangible Assets, page F-13

In Management’s opinion, and in accordance with SFAS 144, the assets are not impaired because the assets are the licenses associated with the future products of the Company. Continual product research with positive results is ongoing.

Exhibit 31.1 - Certification

The Exhibit 31.1 Certification has been amended to comply with Item 601(b)(31).

Form 10-KSB for Fiscal Year Ended December 31, 2005:

Exhibit 31.1 - Certification

The Exhibit 31.1 Certification has been amended to comply with Item 601(b)(31).

For your convenience, we have submitted a redline of the changes via Edgar Correspondence for your review.

The Company acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclose in a response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional comments or questions, please do not hesitate to contact the undersigned at your convenience. Thank you.

Best Regards,

THE BAUM LAW FIRM